SUB-ADVISORY AGREEMENT

Appendix A

Amended March 18, 2016

Fund	Sub-Advisory Fee*
Eventide Multi-Asset Income Fund – a portion of this Fund as determined by the Adviser	$0-100 mln: 0.30% $100 mln: 0.17%

* Calculated based on the portion of Fund assets managed by Sub-Adviser.

Eventide Asset Management, LLC	Boyd Watterson Asset Management, LLC

By: /s/ Robin John	By: /s/ Patricia J. Jamieson

Name: Robin John	Name: Patricia J. Jamieson

Title: CEO	Title: Chief Financial Officer